6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For
July 11, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: July 15, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 11, 2002 **NEWS RELEASE 02-14** MAE - TSX
MAENF–OTC Bulletin Board
NNO-TSX

Sale of Miramar's Debt & Equity in Northern Orion Completed

- Transaction Generates $3.84 million -

VANCOUVER -- Miramar Mining Corporation (MAE-TSX) announced today that it had sold 48 million shares of Northern Orion Explorations Ltd. (NNO-TSX) and Northern Orion convertible notes (the "Notes") of $6.9 million for a total purchase price of $3.84 million pursuant to the option exercise announced June 28, 2002.

Miramar will retain approximately 22 million shares in Northern Orion and the existing net smelter and proceeds royalty agreement which gives Miramar the right to receive 50% of the proceeds of the sale of any interests in the Agua Rica and Mantua properties, and a the equivalent of a 2.5% net smelter royalty on Northern Orion's share of any production from the Agua Rica and Mantua properties, to a maximum of $15 million.

- 30 -

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the proposed reorganization of the Company's interest in Northern Orion Explorations Ltd.. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in this forward-looking statement, including, without limitation; any party failing to perform any of the agreements entered into in connection with the transaction; the probability that none of the circumstances that would require payments to Miramar will not occur; and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

For further information contact:
Tony Walsh, President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com